FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 333-234147

DIGINEX LIMITED
(Translation of Registrant’s Name into English)

35/F Two International

Finance Street, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 24, 2021, Diginex Limited (the “Company”) issued a press release announcing the redemption of all of its outstanding warrants (the “Public Warrants”) to purchase shares of the Company’s ordinary shares that were issued under the Warrant Agreement, dated March 27, 2019, by and between the Company’s predecessor company 8i Enterprises Acquisition Corp, a British Virgin Islands company (“8i”), and VStock Transfer, LLC, as warrant agent and supplemented by the Supplemental Warrant Agreement, dated September 30, 2020, by and between the Company and VStock Transfer, LLC (the “Warrant Agreement”), as part of the units sold in 8i’s initial public offering (“IPO”) and also issued to holders of certain 8i promissory notes converted into warrants in connection with the Company’s business combination. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

None of this Current Report on Form 6-K, the press release attached hereto as Exhibit 99.1 nor the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any Company securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Exhibit	Description of Exhibit
99.1	Press Release, dated February 24, 2021
99.2	Notice of Redemption, dated February 24, 2021

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all registration statements filed by the Company under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diginex Limited

By:	/s/ Paul Ewing
Name:	Paul Ewing
Title:	Chief Financial Officer

Date:	February 24, 2021